UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BIOVIE INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09074F 207

(CUSIP Number)

Terren S. Peizer

Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 2

(1)	NAMES OF REPORTING PERSONS Acuitas Group Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,529,846
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,529,846
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,529,846
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%*
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 24,984,083 shares of the Issuer’s Class A common stock issued and outstanding as of May 11, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2022.

SCHEDULE 13D

CUSIP No. 09074F 207	Page 3

(1)	NAMES OF REPORTING PERSONS Terren S. Peizer
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,529,846
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,529,846
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,529,846
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%*
(14)	TYPE OF REPORTING PERSON (See Instructions) HC; IN

2	Based on 24,984,083 shares of the Issuer’s Class A common stock issued and outstanding as of May 11, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2022.

CUSIP No. 09074F 207	Page 4

Amendment No. 6 to SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer,” and together with Acuitas, the “Reporting Persons”) on July 3, 2018, as amended by Amendment No. 1 filed on September 25, 2019, Amendment No. 2 filed on September 23, 2020, Amendment No. 3 filed on April 27, 2021, Amendment No. 4 filed on May 10, 2021, and Amendment No. 5 filed on June 11, 2021 (as so amended, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”).

Except as specifically amended by this Amendment, items in the Original Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented to include the following information:

“On July 15, 2022, Acuitas and the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”). A copy of the Securities Purchase Agreement and related Form of Common Stock Purchase Warrant are attached hereto as Exhibits 10.6 and 10.7, respectively. Pursuant to the Securities Purchase Agreement, subject to the terms and conditions contained therein, the Company agreed to issue and sell to Acuitas, and Acuitas agreed to purchase from the Company, in a private placement, (i) an aggregate of 3,636,364 shares (the “PIPE Shares”) of Common Stock at a price of $1.65 per share, and (ii) a warrant (the “Warrant”) to purchase 7,272,728 shares of Common Stock (the “Warrant Shares”) at an exercise price of $1.82, with a term of exercise of five years. The aggregate purchase price for the PIPE Shares and Warrant (collectively, the “Securities”) sold in the Private Placement was approximately $6.0 million.

The transactions contemplated by the Securities Purchase Agreement are expected to close on or about August 15, 2022, subject to the satisfaction of customary closing conditions. Immediately following the closing of the transactions contemplated by the Securities Purchase Agreement and assuming no issuances of Common Stock by the Company prior to the closing, the Reporting Persons will beneficially own 30,438,938 shares of Common Stock, which includes 7,272,728 shares of Common Stock issuable upon exercise of the Warrant, representing approximately 84.8% of the outstanding shares of Common Stock immediately following the closing.

The Securities Purchase Agreement includes representations, warranties, and covenants customary for a transaction of this type. In addition, the Company agreed to indemnify Acuitas from liabilities relating to the Company’s breach of any of the representations, warranties and covenants in the Purchase Agreement. Upon the closing of the transactions contemplated by the Securities Purchase Agreement, the Company and Acuitas will amend and restate that certain Registration Rights Agreement, dated as of June 10, 2021, by and between the Company and Acuitas (the “Existing Registration Rights Agreement”), to amend the definition of “Registrable Securities” in the Existing Registration Rights Agreement to include the PIPE Shares and the Warrant Shares as Registrable Securities thereunder.

The foregoing description of the Securities Purchase Agreement and Warrant is not complete and is subject to and qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Form of Warrant, respectively, copies of which are attached as Exhibits 10.6 and 10.7 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference.”

CUSIP No. 09074F 207	Page 5

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

“(a)  The approximate aggregate percentage of Common Stock beneficially owned by the Reporting Persons, as reported herein, is based on 24,984,083 shares of Common Stock outstanding as of May 11, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2022.

(b)  The Reporting Persons beneficially own an aggregate of 19,529,846 shares of Common Stock, representing in the aggregate approximately 78.2% of the issued and outstanding shares of Common Stock. The Reporting Persons have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, such shares of Common Stock. Although Mr. Peizer does not directly own any of the Company’s securities, he may be deemed a beneficial owner of the securities owned by Acuitas pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.”

ITEM 6.	Contracts, Arrangements, Understandings or relationships with respect to securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the following information:

“The information set forth in Item 4 of this Statement is incorporated herein by reference.”

ITEM 7.	materials to be filed as exhibits

Item 7 of the Statement is hereby amended and supplemented to include the following information:

10.6	Securities Purchase Agreement, dated July 15, 2022, by and between the Company and Acuitas Group Holdings, LLC

10.7	Form of Common Stock Purchase Warrant

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2022

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer